Exhibit 3.1
CERTIFICATE OF AMENDMENT TO
RESTATED ARTICLES OF INCORPORATION
OF
SERVICE CORPORATION INTERNATIONAL

Pursuant to the provisions of the Texas Business Organizations Code (the “TBOC”), Service Corporation International, a Texas corporation (the “Corporation”), desires to amend its Restated Articles of Incorporation dated August 26, 1996, as amended by the Certificate of Amendment to Restated Articles of Incorporation effective May 25, 2018, and, for that purpose, hereby adopts this Certificate of Amendment to the Restated Articles of Incorporation (this “Certificate of Amendment”) of the Corporation. The undersigned certifies to the following:

FIRST: The name of the Corporation is Service Corporation International.

SECOND: The Corporation is a for-profit Corporation.

THIRD: The Corporation was formed on July 6, 1962. The file number issued to the Corporation by the Secretary of State of the State of Texas is 0018531200.

FOURTH: The following identified provisions are amended as follows:

1.Article Twelve, Section 1(a) is amended and restated to read as follows:

(a)    Number. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) directors, as so determined from time to time by resolution of the Board of Directors. Within the above limits, the number of directors may be increased or decreased (provided that any decrease does not shorten the term of any incumbent director) from time to time by resolution of the Board of Directors. Directors need not be shareholders nor residents of Texas.

2.Article Twelve, Section 1(b) is amended and restated to read as follows:

(b)    Election and Terms. Except as may otherwise be provided pursuant to the provisions established by the Board of Directors with respect to any series of Preferred Stock pursuant to Article Four hereof, at each Annual Meeting of Shareholders, all directors shall be elected to hold office for a term expiring at the next succeeding Annual Meeting of Shareholders and until their successors have been elected and qualified.

3.Article Twelve, Section 1(c) is amended and restated to read as follows:

(c)    Vacancies and Increases of Directors. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled in any manner permitted by the TBOC. A person so elected to fill a newly created directorship shall hold office for a term expiring at the next succeeding Annual Meeting of Shareholders and until their successors have been elected and qualified.

FIFTH: Each new amendment contained in this Certificate of Amendment has been made in accordance with the provisions of the TBOC. The amendments to the Articles of Incorporation have been approved in the manner required by the TBOC and by the governing documents of the Corporation.

SIXTH: This document shall become effective when filed with the Secretary of State of the State of Texas.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument, effective as of May 6, 2026.

SERVICE CORPORATION INTERNATIONAL

By:	/s/ Lori Spilde
Lori Spilde
Senior Vice President General Counsel and Secretary